UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2016

Commission file number 0-30752

AETERNA ZENTARIS INC.

c/o Norton Rose Fulbright Canada LLP

1 Place Ville Marie, Suite 2500

Montréal, Quebec

Canada H3B 1R1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .

This report on Form 6-K shall be deemed to be incorporated by reference into the registrant’s registration statements on Form S-8 (File Nos. 333-200834 and 333-210561), Form F-3 (File No. 333-194547 and Form F-10 (File No.  333-208789 ) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

DOCUMENTS INDEX

Documents	Description

99.1

Form of Director and Officer Indemnification Agreement entered or to be entered into between the registrant and its directors, senior corporate officers and the managing directors of its German subsidiary, Aeterna Zentaris GmbH

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AETERNA ZENTARIS INC.

Date: October 21, 2016	By:	/s/ Philip A. Theodore

Philip A. Theodore

Senior Vice President, Chief Administrative Officer, General Counsel and Corporate Secretary